Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,
	2006	2007	2008	2009	2010
Earnings
Pre-tax income *	$74,910	$55,552	$103,603	$62,452	$71,341
Fixed charges	19,783	19,766	26,850	27,368	39,164

Total earnings	$94,693	$75,318	$130,453	$89,820	$110,505

Fixed Charges
Interest expense	$19,151	$18,896	$25,346	$24,878	$35,982
Rental interest factor	632	870	1,504	2,490	3,182

Total fixed charges	$19,783	$19,766	$26,850	$27,368	$39,164

Ratio of earnings to fixed charges	4.8x	3.8x	4.9x	3.3x	2.8x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.